UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2017

Or

☐    TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from __________________ to __________________

Commission file number 1-32525

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
AMERIPRISE FINANCIAL 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AMERIPRISE FINANCIAL, INC.
55 Ameriprise Financial Center
Minneapolis, MN 55474

Ameriprise Financial 401(k) Plan
 Financial Statements and Supplemental Schedule

December 31, 2017 and 2016
with Report of Independent Registered Public Accounting Firm

Ameriprise Financial 401(k) Plan
Form 11-K

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of the Ameriprise Financial 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Ameriprise Financial 401(k) Plan (the “Plan”) as of December 31, 2017 and December 31, 2016 and the related statement of changes in net assets available for benefits for the years ended December 31, 2017 and December 31, 2016, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and December 31, 2016, and the changes in net assets available for benefits for the years ended December 31, 2017 and December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Minneapolis, Minnesota
June 27, 2018

We have served as the Plan’s auditor since 2012

Ameriprise Financial 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2017	2016
Assets
Cash	$878,240	$608,242
Investments at fair value	1,860,261,472	1,528,521,694
Investments at contract value	146,645,672	140,890,090
Receivables:
Accrued income	39,428	33,267
Due from broker	3,704,338	1,668,032
Employer contributions	2,219,003	850,896
Participant loans	34,098,440	32,900,179
Total assets	2,047,846,593	1,705,472,400

Liabilities
Due to broker	2,486,749	3,715,913
Accrued expenses	217,103	240,337
Total liabilities	2,703,852	3,956,250
Net assets available for benefits at end of year	$2,045,142,741	$1,701,516,150
See Notes to Financial Statements.

Ameriprise Financial 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2017	2016
Contributions:
Employer, net of forfeitures	$49,427,272	$47,632,520
Participant	94,527,075	90,198,294
Participant rollovers	8,062,254	7,897,070
Total contributions	152,016,601	145,727,884
Investment income:
Interest	3,627,934	1,871,654
Dividends	10,142,599	9,673,194
Net realized/unrealized appreciation	333,684,592	112,039,570
Total investment income	347,455,125	123,584,418
Other income	191,202	170,504
Interest on participant loans	1,161,289	1,089,776
Total additions	500,824,217	270,572,582
Administrative expenses	(1,300,339)	(1,175,187)
Withdrawal payments	(155,897,287)	(114,226,244)
Total deductions	(157,197,626)	(115,401,431)
Net increase in net assets available for benefits	343,626,591	155,171,151
Net assets available for benefits at beginning of year	1,701,516,150	1,546,344,999
Net assets available for benefits at end of year	$2,045,142,741	$1,701,516,150
See Notes to Financial Statements.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements
December 31, 2017

1.  Description of the Plan
General
The Ameriprise Financial 401(k) Plan (the “Plan”), which became effective October 1, 2005, is a defined contribution plan. Under the terms of the Plan, certain regular full-time and part-time employees of Ameriprise Financial, Inc. and its participating subsidiaries (the “Company”) can make contributions to the Plan and are eligible to receive Company contributions beginning with the pay period in which they complete 60 days of service.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following is not a comprehensive description of the Plan, and therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the Plan document for more complete information.
Recordkeeping and Trustee of Plan Assets
From January 1, 2017 through October 2, 2017, Wells Fargo Bank, N.A. was the Plan’s recordkeeper and trustee, with the exception of the self-directed brokerage account for which Charles Schwab Trust Company was the recordkeeper and trustee. Effective October 3, 2017, Wells Fargo Bank, N.A. is the Plan’s trustee for all assets, and Alight Solutions is the Plan’s recordkeeper, including the self-directed brokerage account. The Plan is administered by the Ameriprise Financial Employee Benefits Administration Committee (“EBAC”). The Ameriprise Financial 401(k) Investment Committee (“KIC”) selects and monitors the investment options offered to participants under the Plan and oversees matters related to Plan investments (excluding the Ameriprise Financial Stock Fund and investments selected by participants under the self-directed brokerage account). Members of the EBAC and KIC are appointed by fiduciaries as specified in the Plan.
Contributions
Elective Contributions
Each pay period, eligible participants may make pretax and/or Roth 401(k) contributions (up to 80% of eligible compensation), and after-tax contributions (up to 10% of eligible compensation) or a combination of any of the three, not to exceed 80% of their eligible compensation to the Plan through payroll deductions. The Internal Revenue Code of 1986, as amended (the “Code”), imposes a limitation on participants’ pretax and Roth contributions to plans that are qualified under Code Section 401(k) and other specified tax favored plans. This limit was $18,000 for both 2017 and 2016 for employees under age 50. For employees age 50 and older the limit was $24,000 for both 2017 and 2016. The Plan complied with nondiscrimination requirements under the Code for both 2017 and 2016.
Fixed Match Contributions
The Company matches 100% of the first 5% of eligible compensation an employee contributes on a pretax and/or Roth 401(k) basis for each pay period. At the end of each year, the Company completes a fixed match true-up for qualifying participants to ensure the fixed match contribution provided by the Company is equal to the lesser of 5% of eligible compensation or the participants’ annual deferral rate average. Participants must be employed on the last business day of the Plan year or have terminated employment due to retirement (at or after age 65), disability (as defined in the Plan) or death to receive a true-up contribution.
Limit on Contributions
For purposes of the Plan, eligible compensation is a participant’s regular cash compensation up to $270,000 and $265,000 for 2017 and 2016, respectively, before tax deductions and certain other withholdings. Eligible compensation for all employees includes performance related cash bonuses, overtime, commissions and certain other amounts in addition to regular earnings.
Rollover Contributions
A rollover is a transfer to the Plan of a qualified distribution in accordance with the provisions of the Plan. Rollovers into the Plan are not eligible for Company match contributions.
Vesting
Participants are immediately vested in their pretax, Roth 401(k), after-tax, and rollover contributions and any income and appreciation on such contributions. Company contributions are vested on a five-year graded schedule of 20% per year of service with the Company or if the participant attains age 65 as an active employee, becomes disabled or deceased while employed. Company contributions not vested at the time of termination of employment are forfeited and can be used to pay plan expenses or future Company contributions. Forfeitures for the plan years ended December 31, 2017 and 2016 were $1,903,862 and $1,720,783, respectively.
Tax Status
As long as the Plan remains qualified and tax exempt, amounts invested in the Plan through participant and Company contributions and rollovers, as well as any income and appreciation on such amounts, are not subject to federal income tax until distributed to the participant. See Note 8 for additional information on the Plan’s tax status.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2017

Distributions and Withdrawals
If employment ends, participants are eligible to receive a distribution of their vested account balance. Participants (or their beneficiaries) may elect to receive their accounts as a single lump-sum distribution in cash, whole shares of common stock, mutual fund shares held under the self-directed brokerage account, or a combination of cash and shares. Partial payments may be available to participants who meet certain requirements set forth in the Plan document. Terminated participants can defer payments until age 70½.
Participants may be eligible to request an in-service withdrawal of all or a portion of their vested account balance subject to limitations under the terms of the Plan and certain tax penalties imposed by the Code. Participants may elect to receive their withdrawal in cash, whole shares of common stock, mutual fund shares held under the self-directed brokerage account, or a combination of cash and shares.
Loan Program
Participants may borrow from their fund accounts a minimum of $500 and up to a maximum of the lesser of $50,000 or 50% of their vested account balance. The administrative loan origination fee of $75 per loan is paid by the participant and is deducted from the proceeds of the loan. Loan terms range up to 59 months unless the loan is used towards the purchase of a primary residence in which case the loan terms can range up to 359 months. The loans are secured by the balance in the participant’s account and bear a fixed interest rate of the prime rate as reported in the Wall Street Journal on the first business day of the month before the date the loan is originated. Principal and interest payments are deducted automatically from the participant’s pay each period. If the participant’s employment with the Company ends for any reason, and their Plan loan is current, the Plan allows the participant to continue making loan repayments if the participant contacts the Plan’s Administrative Delegate to request a loan-repayment coupon book before their loan would otherwise default. If so requested, upon the participant’s termination, the participant’s loan will be re-amortized to a monthly repayment schedule.
If the participant’s employment with the Company ends for any reason, and their Plan loan is in default when their employment ends, they have the option to pay off the loan in full within 60 days. If the outstanding loan is not paid in full within 60 days from separation from service, the loan will automatically be foreclosed and the amount outstanding will be immediately deducted from the benefit payable to the plan participant from the Plan. The amount deducted will be treated as a distribution to that participant regardless of whether they elected to receive a distribution of their vested Plan account. Unless the outstanding loan amount was previously taxed as a “deemed distribution,” the participant will then be responsible for any income taxes on the amount of the outstanding loan balance and possibly a 10% additional penalty tax that applies to early distributions.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
2.  Significant Accounting Policies and Future Adoption of New Accounting Standards
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Plan Fees and Expenses
Administrative expenses, which may include recordkeeping, participant servicing, legal fees, trustee fees, loan origination fees, fees incurred within the self-directed brokerage account and investment consulting fees, among other expenses, are paid by Plan participants and recorded as incurred, unless paid by the Company. The Company currently pays a portion of the administrative expenses, including fees of the auditors, legal fees and certain investment managers.
Fees paid to investment managers are paid from the fees associated with the investment options offered by the Plan, unless paid by the Company. In addition, expenses related to the investment of the Plan funds, for example, brokerage commissions, stock transfer or other taxes and charges incurred for the purchase or sale of the funds’ investments, as opposed to administrative expenses, are generally paid by the Plan participants out of the applicable investment. Fees paid out of an investment reduce the return of that investment.
A flat fee of $21 per quarter is charged to participant accounts with a balance of $5,000 or more (including loan balances). It is deducted proportionately from the participant’s investment options on a quarterly basis. The fee is deposited in the dedicated expense account and may be used to pay eligible administrative expenses of the Plan. The only 12b-1 fees incurred are on certain self-directed brokerage funds.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2017

Other Income
Other income includes revenue sharing payments made to the Plan from a portion of the 12b-1 fees incurred from certain funds within the self-directed brokerage account. These payments are deposited in the dedicated expense account and may be used to pay eligible administrative expenses of the Plan. Other income is recorded when earned.
Valuation of Investments and Income Recognition
Investments are reported at fair value, with the exception of fully benefit-responsive investment contracts which are reported at contract value. See Note 4 and Note 5 for the Plan’s accounting policies related to the fully benefit-responsive investment contracts and the valuation of investments.
Purchases and sales of securities are reflected on a trade-date basis. The cost of securities sold is determined using the average cost method. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. As required by the Plan, all dividend and interest income is reinvested into the same investment funds in which the dividends and interest arose. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as the change in fair value of assets.
Participant Loans
Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest, which is a reasonable estimate of fair value due to restrictions on the transfers of these loans. Interest income on participant loans is recorded when it is earned.
Withdrawal Payments
Withdrawal payments are recorded when paid.
3.  Investments
Investment Elections
A participant may currently elect to invest contributions in any combination of investment funds in increments of 1% and change investment elections for future contributions or transfer existing account balances on any business day the New York Stock Exchange is open. Investment funds may impose redemption restrictions.
Investment Options
A summary of investment options at December 31, 2017 is set forth below.
Mutual Funds
Wells Fargo Advantage Small Company Growth R6 is managed by Peregrine Capital Management.
Collective Investment Funds
The Collective Investment Funds include various investment options as follows: Voya Target Solution Trust Funds, Victory Small Cap Value Collective Fund (75), Boston Partners Large Cap Value Equity CIT (Class D), Wellington Trust Large Cap Growth Portfolio Fund (Series 1), Columbia Trust Large Cap Index Fund A, Ivy Investments International Core Equity CIT Fund (Class 3), EB US Mid Cap Opportunistic Value Fund II, Columbia Trust Balanced Fund (Class I), Columbia Trust Contrarian Core Fund I 1 Class and Columbia Trust Total Return Fund.
The Columbia Trust funds are managed by Ameriprise Trust Company and sub-advised by Columbia Management Investment Advisers, LLC, wholly-owned subsidiaries of Ameriprise Financial, Inc.
Collective investment funds allow for daily redemptions but may require advance notice in certain circumstances. There were no unfunded commitments for the Collective Investment Funds at December 31, 2017 and 2016.
Separate Accounts
The Congress Mid Cap Growth Fund is a separate account managed by Congress Asset Management Company. The fund invests at least 80% of its net assets in equity securities of mid-capitalization companies. The remaining 20% of its net assets can be invested in equity securities of small-capitalization and large-capitalization companies.
Ameriprise Financial Stock Fund
The Ameriprise Financial Stock Fund is an Employee Stock Ownership Plan (“ESOP”) that invests primarily in the Company’s common stock, purchased in either the open market or directly from the Company, and in cash or short-term cash equivalents.
Self-Directed Brokerage Account
The Plan’s self-directed brokerage option gives participants the freedom to invest in thousands of mutual fund products (including Columbia Funds). It also provides the ability to invest in exchange-traded funds and closed-ended mutual funds. Ameriprise Financial, Inc. was formerly a wholly owned subsidiary of American Express Company (“American Express”). On September 30, 2005, Ameriprise Financial, Inc. spun-off from American Express. As a result, American Express common stock was an investment option

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2017

as specified by the Plan. Employees had the option to transfer the value of the American Express common stock to another investment in the Plan or transfer it to the self-directed brokerage option. American Express common stock may be held in the self-directed brokerage account on a hold or sell basis only and, with the exception of reinvestment of dividends, new purchases are not allowed.
Income Fund
The Income Fund is a stable value separately managed account which invests primarily in various book value wrap contracts with varying maturities, sizes and yields, offered by insurance companies, banks or financial institutions, which are backed by fixed income securities issued by the U.S. government and its agencies. See Note 4 for a more comprehensive discussion of book value wrap contracts. Ameriprise Trust Company is the investment manager for the Income Fund. The Income Fund also invests in the Columbia Trust Government Money Market Fund (which invests primarily in short-term debt instruments issued by the U.S. government and its agencies), the Columbia Trust Stable Government Fund (which invests primarily in book value wrap contracts with varying maturities, sizes and yields, which are backed by a diversified pool of U.S. government and agency bonds and mortgage backed securities issued or guaranteed by the U.S. government), the Columbia Trust 2017 Declining Duration Bond Fund (which invests primarily in U.S. government and agency bonds and mortgage backed securities issued or guaranteed by the U.S. government) and the MetLife Insurance Stable Value Government Separate Account (which invests primarily in U.S. government and agency bonds and mortgage backed securities issued or guaranteed by the U.S. government). The investment objective of the Income Fund is to preserve principal and income, while maximizing current income. There is no assurance that the Income Fund will meet its objective.
4.  Book Value Wrap Contracts
Book value wrap contracts are fully benefit-responsive and comprised of both an investment and a contractual component. The investment component consists of units of collective investment funds with fixed income strategies and a pooled portfolio of actively managed fixed income securities, referred to as the Covered Assets, which may be owned by the Income Fund or in some cases the third party that underwrites the performance of the Covered Assets for the benefit of the Income Fund. The securities owned by the third party are held in a Separate Account and are not subject to the liabilities of the general account of the third party. The Covered Assets include U.S. government and agency bonds and mortgage backed securities issued or guaranteed by the U.S. government. The Income Fund enters into book value wrap contracts (the contractual component) with third parties, generally insurance companies, banks or financial institutions, to underwrite the performance of the Covered Assets from the risk of adverse interest rate movements. Under these contracts, the third party is obligated to provide sufficient funds to cover participant benefit withdrawals and certain types of investment transfers regardless of the market value of the Covered Assets. While the contracts are designed to protect the Income Fund against interest rate risk, the Income Fund is still exposed to risk if issuers of Covered Assets default on payment of interest or principal or upon the occurrence of certain events, described below, involving the Income Fund, its plan sponsor or its investment manager.
Fully benefit-responsive book value wrap contracts held by a separately managed account created for a defined contribution plan are reported at contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive book value wrap contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents the face amount of the contract plus accrued interest at the contract rate.
Certain events may limit the ability of the Income Fund to transact at contract value with the book value wrap contract issuers for participant benefit payments or investment transfers. Possible events include a transfer from the Income Fund in violation of the equity wash required by the book value wrap contracts. An equity wash restriction prohibits money from being moved directly from the Income Fund to the self-directed brokerage account, without first being invested in another investment fund for 90 days. After the 90 days, the assets may be transferred from the other investment fund to the self-directed brokerage account. Other possible events include participant-directed withdrawals that occur due to a plan sponsor-initiated event, such as the implementation of an early retirement program or facility closing, of which the book value wrap contract issuer has not been made aware, or a request by the trustee to terminate a contract at market value. While these events are not probable, it is possible that they could occur.
Certain events may allow the book value wrap contract issuer to terminate a book value wrap contract and settle at the market value of the Covered Assets, as opposed to contract value. These events may include the termination of the Plan or the Trust holding the Income Fund assets, the replacement of the trustee of the Income Fund without the consent of the book value wrap contract issuer, a change in the investment guidelines, administration or policies of the Income Fund that may cause a material adverse effect on the book value wrap contract issuer, a breach of the contract terms by a counterparty, a legal or regulatory event such as a ruling by a regulatory agency governing the Income Fund, its investment manager or the book value wrap contract issuer that may cause material adverse effect to a party under the book value wrap contract, or the failure of the Trust to be tax-exempt under the Internal Revenue Code.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2017

5.  Fair Value Measurements
U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.
Valuation Hierarchy
The Plan categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Plan’s valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1	Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

Level 2	Prices or valuations based on observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
The following tables present the balances of assets measured at fair value on a recurring basis.

	December 31, 2017
	Level 1	Level 2	Level 3	Total
Investments
Mutual funds	$49,097,690	$—	$—	$49,097,690
Collective investment funds measured at net asset value (“NAV”) (1)				1,141,498,680
Separate accounts measured at NAV (1)				83,527,750
Ameriprise Financial Stock Fund	240,471,484	—	—	240,471,484
Self-directed brokerage account	345,665,868	—	—	345,665,868
Total investments at fair value	$635,235,042	$—	$—	$1,860,261,472

	December 31, 2016
	Level 1	Level 2	Level 3	Total
Investments
Mutual funds	$40,823,869	$—	$—	$40,823,869
Collective investment funds measured at NAV (1)				936,544,259
Separate accounts measured at NAV (1)				71,817,962
Ameriprise Financial Stock Fund	173,572,590	—	—	173,572,590
PCRA	305,763,014	—	—	305,763,014
Total investments at fair value	$520,159,473	$—	$—	$1,528,521,694
(1) Amounts are comprised of investments measured at fair value using NAV (or its equivalent) as a practical expedient and have not been classified within the fair value hierarchy.
The Company recognizes transfers between levels of the fair value hierarchy as of the beginning of the plan year in which each transfer occurred. There were no transfers of assets between levels for the plan years ended December 31, 2017 and 2016.
Determination of Fair Value
The Plan uses valuation techniques consistent with the market and income approaches to measure the fair value of its assets. The Plan’s market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets. The Plan’s income approach uses valuation techniques to convert future projected cash flows to a single discounted present value amount.
When applying either approach, the Plan maximizes the use of observable inputs and minimizes the use of unobservable inputs.
The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2017

Investments
Mutual Funds
The fair value of mutual funds is determined by the NAV which represents the exit price. Mutual funds are classified as Level 1 as they are traded in active markets and quoted prices are available.
Collective Investment Funds
The fair value of collective investment funds is measured at NAV as a practical expedient and represents the exit price. Collective investment funds are traded in principal-to-principal markets with little publicly released pricing information.
Separate Accounts
The fair value of units in separate accounts is measured at NAV as a practical expedient and represents the exit price.
Ameriprise Financial Stock Fund
The fair value of the assets of the Ameriprise Financial Stock Fund is determined using quoted prices in active markets for Ameriprise Financial, Inc. common shares and is classified as Level 1. Actively traded money market funds are measured at their NAV and classified as Level 1.
Self-Directed Brokerage Account
Actively traded money market funds are measured at NAV and classified as Level 1. The fair value of common stock and exchange-traded funds are determined using quoted prices in active markets and are classified as Level 1. The fair value of mutual funds is determined by the NAV which represents the exit price. Mutual funds are classified as Level 1 as they are traded in active markets and quoted prices are available.
6.  Transaction with Parties-in-Interest
The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan. Parties-in-interest include the Company and the trustee of the Plan assets (Wells Fargo Bank, N.A.). Transactions involving funds managed by the Company and trustee of Plan assets are considered party-in-interest transactions. These transactions, based on customary and reasonable rates, are not, however, considered prohibited transactions under Section 408(b) of ERISA and the regulations promulgated thereunder.
The Columbia Funds are managed by Columbia Management Investment Advisers, LLC. The Columbia Trust Collective Funds are maintained by Ameriprise Trust Company and distributed by Columbia Management Investment Distributors, Inc., member FINRA. Ameriprise Trust Company, a Minnesota-chartered trust company, serves as trustee and offers investment management and related services to these collective funds. These companies are wholly-owned subsidiaries of Ameriprise Financial, Inc.
The total fair value of Ameriprise Financial, Inc.’s common stock held by plan participants was $237,482,415 and $171,972,310 at December 31, 2017 and 2016, respectively. The total fair value of the investment options, excluding the self-directed brokerage account, managed by subsidiaries of Ameriprise Financial, Inc. was $449,555,267 and $391,799,126 at December 31, 2017 and 2016, respectively. As investment manager, these subsidiaries earn annual management fees ranging from 0.11% to 0.41% of the amounts invested in the Collective Investment Funds. Fees incurred for investment management services for the Income Fund, excluding fees associated with wrap contracts which are paid by the Plan, are paid directly by the Company. Fees paid by the Plan for investment management services are included as a reduction of the return earned on each collective investment fund. Participant loans also qualify as party-in interest transactions and are secured by the vested balances in participant accounts.
See Note 2 for more information on Plan fees and expenses.
7.  Risks and Uncertainties
The Plan invests in various investment securities, which are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
8.  Income Tax Status
The Plan received a favorable determination letter from the Internal Revenue Service dated September 7, 2017 indicating that the Plan is qualified under the Code and the Trust established under the Plan is tax-exempt and the Plan satisfies the requirement of Code Section 4975(e)(7). The Plan has been amended after the period covered by the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan, as amended, is currently designed and operated in compliance with the applicable requirements of the Code, and therefore the Plan and the Trust are intended to be qualified and tax-exempt, and the Plan is intended to satisfy the requirements of Code Section 4975(e)(7). Effective January 1, 2017, the IRS will no longer issue determination letters to qualified plans on a five-year cycle to evidence compliance with IRS rules.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2017

There are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the Plan’s financial statements. The Plan is subject to routine audits by tax jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan believes it is no longer subject to income tax examinations for years prior to 2013.
9.  Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of amounts reported in the financial statements to amounts reported on Form 5500.

	December 31,
	2017	2016
Net assets available for benefits per the financial statements	$2,045,142,741	$1,701,516,150
Deemed distributions of participant loans	(379,566)	(339,984)
Difference between contract value and fair value of fully benefit-responsive investment contracts	(1,503,575)	(424,052)
Net assets available for benefits per Form 5500	$2,043,259,600	$1,700,752,114

	December 31,
	2017	2016
Net increase (decrease) in net assets available for benefits per the financial statements	$343,626,591	$155,171,151
Change in deemed distributions of participant loans	(39,582)	(48,093)
Change in difference between contract value and fair value of fully benefit-responsive investment contracts	(1,079,523)	(864,973)
Net income (loss) per Form 5500	$342,507,486	$154,258,085
10.  Subsequent Events
The Company evaluated events or transactions that occurred after the statement of net assets available for benefits date for potential recognition or disclosure through the date the financial statements were issued. The annual fixed match true-up contribution for the 2017 plan year, which is recorded as a receivable at December 31, 2017, was posted to participant accounts on January 26, 2018.

Ameriprise Financial 401(k) Plan
SUPPLEMENTAL SCHEDULE

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2017

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

	Mutual Funds —
	WFA Small Company Growth R6	921,503	$49,097,690
	Total Mutual Funds		49,097,690

	Collective Investment Funds —
*	Columbia Trust Balanced Fund (Class I)	4,282,298	63,506,476
*	Columbia Trust Contrarian Core Fund	12,205,278	167,212,313
*	Columbia Trust Gov Money Market Fund	6,580,509	6,580,509
*	Columbia Total Return Bond Fund	6,142,889	63,517,469
*	Columbia Trust Large Cap Index Fund A	1,413,519	134,171,225
	EB US Mid Cap Opportunistic Value Fund II	3,414,272	45,034,252
	Boston Partners Large Cap Value Equity CIT D	3,456,535	73,451,361
	Victory Small Cap Value Collective Fund (75)	3,642,822	62,881,306
	Voya Target Solution Trust Income (Class 4)	1,255,173	17,646,505
	Voya Target Solution Trust 2020 (Class 4)	1,911,634	30,140,442
	Voya Target Solution Trust 2025 (Class 4)	3,139,042	52,402,262
	Voya Target Solution Trust 2030 (Class 4)	3,109,804	54,630,989
	Voya Target Solution Trust 2035 (Class 4)	3,095,503	56,328,582
	Voya Target Solution Trust 2040 (Class 4)	2,553,465	48,082,216
	Voya Target Solution Trust 2045 (Class 4)	2,020,359	38,705,203
	Voya Target Solution Trust 2050 (Class 4)	1,124,204	21,579,965
	Voya Target Solution Trust 2055 (Class 4)	607,708	11,669,879
	Voya Target Solution Trust 2060 (Class 4)	287,070	3,915,567
	Ivy Investments International Core Equity CIT Fund (Class 3)	7,170,325	116,661,193
	Wellington Trust Large Cap Growth Portfolio Fund (Series 1)	5,970,787	73,380,966
	Total Collective Investment Funds		1,141,498,680

	Separate Accounts —
	Congress Mid Cap Growth Fund	6,156,781	83,527,750
	Total Separate Accounts		83,527,750

	Ameriprise Financial Stock Fund —
*	Wells Fargo/BlackRock Short-Term Investment Fund	2,989,069	2,989,069
*	Ameriprise Financial, Inc. Common Shares	1,401,016	237,482,415
	Total Ameriprise Financial Stock Fund		240,471,484

***	Self-Directed Brokerage Account		345,665,868

*	Indicates Party-in-interest

**	Cost information not required for participant-directed investments

***	The Self-Directed Brokerage Account includes Party-in-interest investment options 12

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2017

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value
Fully benefit-responsive investment contracts —

	MetLife Insurance Stable Value Government Separate Account	159,196	16,649,085
*	Columbia Trust 2017 Declining Duration Bond Fund	1,283,586	13,387,802
*	Columbia Trust Gov Money Market Fund	1,179,473	1,179,473
	U.S. Government and agency securities:
	FEDERAL HOME LOAN BANKS 1.875% 11/29/2021	1,125,000	1,113,191
	FFCB 1.552% 09/25/2020	2,800,000	2,801,456
	FHLB 1.375% 11/15/2019	4,800,000	4,749,984
	FHLMC 2.375% 01/13/2022	3,300,000	3,326,473
	FHLMC 3.750% 03/27/2019	1,635,000	1,672,737
	FHLMC REFERENCE BOND 1.500% 01/17/2020	7,555,000	7,474,811
	FHLMC REFERENCE NOTES 1.375% 05/01/2020	2,450,000	2,416,141
	FNMA BENCHMARK NOTE 2.000% 01/05/2022	2,750,000	2,732,034
	U.S. TREAS NTS 0.875% 09/15/2019	4,775,000	4,695,343
	U.S. TREAS NTS 1.625% 11/15/2022	3,850,000	3,751,825
	U.S. TREAS NTS 2.625% 11/15/2020	13,525,000	13,769,165
	U.S. TREAS NTS 2.750% 11/15/2023	775,000	796,068
	U.S. TIPS 0.125% 04/15/2018	4,400,000	4,625,971
	FGOLD 15YR 3.500% 08/01/2025	130,390	134,764
	FGOLD 15YR 3.000% 01/01/2027	210,153	214,100
	FGOLD 15YR 3.000% 01/01/2032	270,882	275,970
	FGOLD 15YR 3.000% 01/01/2032	303,014	308,705
	FGOLD 15YR 3.000% 02/01/2027	72,906	74,275
	FGOLD 15YR 3.000% 04/01/2032	953,056	971,317
	FGOLD 15YR 3.000% 08/01/2021	4,184	4,262
	FGOLD 15YR 3.000% 09/01/2026	154,085	156,979
	FGOLD 15YR 3.000% 10/01/2026	7,201	7,337
	FGOLD 15YR 3.000% 10/01/2026	18,858	19,212
	FGOLD 15YR 3.000% 11/01/2025	5,499	5,603
	FGOLD 15YR 3.000% 11/01/2026	104,593	106,557
	FGOLD 15YR 3.000% 12/01/2026	333,435	339,698
	FGOLD 15YR 3.500% 01/01/2021	4,847	5,009
	FGOLD 15YR 3.500% 06/01/2026	149,257	154,283
	FGOLD 15YR 3.500% 07/01/2026	79,797	82,487
	FGOLD 15YR 3.500% 07/01/2026	293,469	303,359
	FGOLD 15YR 3.500% 08/01/2026	120,315	124,362
	FGOLD 15YR 3.500% 09/01/2026	6,442	6,659
	FGOLD 15YR 3.500% 10/01/2025	146,226	151,136
	FGOLD 15YR 3.500% 11/01/2025	144,654	149,511
	FGOLD 15YR 3.500% 12/01/2025	353,219	365,084
	FGOLD 15YR 3.500% 12/01/2025	11,710	12,103

*	Indicates Party-in-interest

**	Cost information not required for participant-directed investments

***	The Self-Directed Brokerage Account includes Party-in-interest investment options 13

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2017

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value
Fully benefit-responsive investment contracts (continued) —

FGOLD 15YR 5.000% 06/01/2018	329	336
FGOLD 15YR 5.500% 02/01/2019	4,280	4,318
FGOLD 15YR 5.500% 10/01/2018	355	356
FGOLD 15YR GIANT 3.000% 01/01/2032	914,347	931,522
FGOLD 15YR GIANT 3.000% 02/01/2031	698,170	711,284
FGOLD 15YR GIANT 3.000% 03/01/2031	430,653	438,742
FGOLD 15YR GIANT 3.000% 03/01/2032	1,671,078	1,702,995
FGOLD 15YR GIANT 3.000% 05/01/2031	2,913,849	2,968,581
FGOLD 15YR GIANT 3.000% 07/01/2030	536,120	546,190
FGOLD 15YR GIANT 3.000% 09/01/2027	37,527	38,232
FGOLD 15YR GIANT 3.000% 09/01/2031	694,478	708,242
FGOLD 15YR GIANT 3.000% 10/01/2030	253,645	258,409
FGOLD 15YR GIANT 3.000% 11/01/2026	354,049	360,700
FGOLD 15YR GIANT 3.000% 12/01/2026	140,292	142,927
FGOLD 15YR GIANT 3.000% 12/01/2030	913,451	930,609
FGOLD 15YR GIANT 3.500% 01/01/2027	239,300	247,344
FGOLD 15YR GIANT 3.500% 01/01/2030	307,852	318,803
FGOLD 15YR GIANT 3.500% 04/01/2030	131,072	135,696
FGOLD 15YR GIANT 3.500% 06/01/2029	76,284	78,994
FGOLD 15YR GIANT 3.500% 07/01/2029	266,041	275,501
FGOLD 15YR GIANT 3.500% 08/01/2032	1,097,591	1,136,538
FGOLD 15YR GIANT 3.500% 11/01/2025	53,409	55,202
FGOLD 15YR GIANT 3.500% 11/01/2029	448,173	464,113
FGOLD 15YR GIANT 3.500% 12/01/2025	4,771	4,932
FGOLD 15YR GIANT 3.500% 12/01/2029	532,216	551,146
FGOLD 15YR GIANT 4.000% 05/01/2025	113,882	118,291
FGOLD 15YR GIANT 4.000% 06/01/2026	301,951	313,625
FGOLD 15YR GIANT 4.000% 07/01/2026	139,991	146,173
FGOLD 15YR GIANT 4.000% 12/01/2026	64,215	66,631
FHLMC 5/1 HYBRID ARM 3.304% 12/01/2036	31,986	33,443
FHLMC_T-13 6.085% 09/25/2029	103	102
FGOLD 15YR GIANT 3.000% 09/01/2030	470,452	479,289
FGOLD 15YR GIANT 3.500% 03/01/2030	61,439	63,620
FNMA 15YR 3.500% 01/01/2026	61,133	63,117
FNMA 15YR 3.500% 01/01/2026	7,618	7,865
FNMA 15YR 3.500% 01/01/2026	81,117	83,751
FNMA 15YR 3.500% 02/01/2026	148,631	153,464
FNMA 15YR 3.500% 03/01/2026	477,381	492,879
FNMA 15YR 3.500% 09/01/2026	192,524	198,774
FNMA 15YR 3.500% 10/01/2025	158,130	163,264

*	Indicates Party-in-interest

**	Cost information not required for participant-directed investments

***	The Self-Directed Brokerage Account includes Party-in-interest investment options 14

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2017

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value
Fully benefit-responsive investment contracts (continued) —

FNMA 15YR 3.500% 10/01/2025	378,697	390,991
FNMA 15YR 3.500% 10/01/2025	282,421	291,589
FNMA 15YR 3.500% 10/01/2025	346,801	358,060
FNMA 15YR 3.500% 11/01/2025	94,486	97,553
FNMA 15YR 3.500% 12/01/2025	33,616	34,707
FNMA 15YR 4.000% 05/01/2025	80,094	83,424
FNMA 15YR 4.000% 06/01/2025	146,330	152,285
FNMA 15YR 4.000% 08/01/2018	12,145	12,499
FNMA 15YR 4.000% 09/01/2024	78,419	81,425
FNMA 15YR 4.500% 02/01/2025	141,570	149,243
FNMA 15YR 4.500% 03/01/2023	4,515	4,757
FNMA 15YR 4.500% 05/01/2024	4,335	4,572
FNMA 15YR 4.500% 10/01/2024	78,425	82,674
FNMA 15YR 5.000% 01/01/2019	6,720	6,841
FNMA 15YR 5.000% 02/01/2024	60,524	63,866
FNMA 15YR 5.000% 05/01/2023	53,464	54,427
FNMA 15YR 5.000% 05/01/2023	44,381	46,801
FNMA 15YR 5.000% 06/01/2023	32,765	33,441
FNMA 15YR 5.000% 08/01/2020	50,810	52,230
FNMA 15YR 5.000% 11/01/2018	1,902	1,936
FNMA 15YR 5.000% 11/01/2023	24,564	25,922
FNMA 15YR 5.000% 12/01/2018	9,602	9,775
FNMA 15YR 5.500% 02/01/2018	163	164
FNMA 15YR 5.500% 03/01/2018	41	41
FNMA 15YR 5.500% 07/01/2018	1,179	1,179
FNMA 30YR 6.000% 11/01/2028	17,366	19,313
FNMA 30YR 6.500% 04/01/2032	26,809	29,716
FNMA 30YR 6.500% 04/01/2032	9,359	10,374
FNMA 30YR 7.000% 07/01/2028	5,318	5,350
FNMA 10/1 HYBRID ARM 2.940% 05/01/2035	26,847	27,762
FNMA 10/1 HYBRID ARM 3.090% 12/01/2035	9,452	9,455
FNMA 10/1 HYBRID ARM 3.198% 10/01/2034	4,552	4,789
FNMA 10/1 HYBRID ARM 3.559% 12/01/2033	1,520	1,588
FNMA 15YR 2.500% 09/01/2031	256,779	256,505
FNMA 15YR 3.000% 01/01/2030	164,822	168,231
FNMA 15YR 3.000% 01/01/2031	319,276	325,372
FNMA 15YR 3.000% 01/01/2032	736,531	750,595
FNMA 15YR 3.000% 02/01/2029	749,096	764,574
FNMA 15YR 3.000% 02/01/2030	517,025	527,727
FNMA 15YR 3.000% 02/01/2031	827,181	842,976

*	Indicates Party-in-interest

**	Cost information not required for participant-directed investments

***	The Self-Directed Brokerage Account includes Party-in-interest investment options 15

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2017

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value
Fully benefit-responsive investment contracts (continued) —

FNMA 15YR 3.000% 02/01/2031	767,367	782,020
FNMA 15YR 3.000% 03/01/2031	1,172,036	1,194,416
FNMA 15YR 3.000% 03/01/2031	1,358,911	1,385,449
FNMA 15YR 3.000% 03/01/2031	143,566	146,307
FNMA 15YR 3.000% 04/01/2031	273,500	278,723
FNMA 15YR 3.000% 04/01/2032	417,386	425,554
FNMA 15YR 3.000% 05/01/2031	798,800	814,053
FNMA 15YR 3.000% 6/01/2030	803,526	820,060
FNMA 15YR 3.000% 6/01/2032	257,059	262,095
FNMA 15YR 3.000% 7/01/2030	107,296	109,523
FNMA 15YR 3.000% 7/01/2032	618,541	630,352
FNMA 15YR 3.000% 7/01/2032	408,583	416,570
FNMA 15YR 3.000% 09/01/2029	204,569	208,793
FNMA 15YR 3.000% 09/01/2031	1,136,943	1,158,653
FNMA 15YR 3.000% 09/01/2032	2,201,507	2,244,735
FNMA 15YR 3.000% 10/01/2030	572,645	584,513
FNMA 15YR 3.000% 10/01/2030	526,359	537,271
FNMA 15YR 3.000% 10/01/2030	1,198,394	1,223,246
FNMA 15YR 3.000% 10/01/2030	542,164	553,384
FNMA 15YR 3.000% 10/01/2031	197,761	201,537
FNMA 15YR 3.000% 11/01/2030	383,183	391,118
FNMA 15YR 3.000% 11/01/2031	1,582,936	1,613,162
FNMA 15YR 3.000% 11/01/2031	717,676	731,380
FNMA 15YR 3.500% 01/01/2026	8,761	9,045
FNMA 15YR 3.500% 01/01/2026	138,017	142,498
FNMA 15YR 3.500% 01/01/2027	153,490	158,472
FNMA 15YR 3.500% 01/01/2030	496,378	512,616
FNMA 15YR 3.500% 02/01/2026	78,730	81,286
FNMA 15YR 3.500% 02/01/2026	277,989	287,014
FNMA 15YR 3.500% 02/01/2029	340,078	351,275
FNMA 15YR 3.500% 02/01/2030	427,753	441,858
FNMA 15YR 3.500% 02/01/2031	424,149	438,170
FNMA 15YR 3.500% 02/01/2032	396,023	409,476
FNMA 15YR 3.500% 03/01/2032	240,239	248,420
FNMA 15YR 3.500% 04/01/2026	121,489	125,433
FNMA 15YR 3.500% 04/01/2030	110,653	114,307
FNMA 15YR 3.500% 04/01/2030	145,881	150,709
FNMA 15YR 3.500% 06/01/2026	6,446	6,655
FNMA 15YR 3.500% 06/01/2027	121,219	125,154
FNMA 15YR 3.500% 06/01/2029	105,697	109,170

*	Indicates Party-in-interest

**	Cost information not required for participant-directed investments

***	The Self-Directed Brokerage Account includes Party-in-interest investment options 16

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2017

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value
Fully benefit-responsive investment contracts (continued) —

FNMA 15YR 3.500% 06/01/2030	238,907	247,313
FNMA 15YR 3.500% 07/01/2029	300,550	310,405
FNMA 15YR 3.500% 08/01/2026	7,405	7,645
FNMA 15YR 3.500% 08/01/2026	68,473	70,695
FNMA 15YR 3.500% 08/01/2027	61,463	63,568
FNMA 15YR 3.500% 08/01/2029	443,918	458,563
FNMA 15YR 3.500% 08/01/2029	572,003	590,884
FNMA 15YR 3.500% 09/01/2028	37,542	38,761
FNMA 15YR 3.500% 09/01/2029	634,650	655,621
FNMA 15YR 3.500% 09/01/2029	384,059	396,566
FNMA 15YR 3.500% 10/01/2026	726,245	749,822
FNMA 15YR 3.500% 10/01/2026	135,689	140,094
FNMA 15YR 3.500% 10/01/2026	190,413	196,594
FNMA 15YR 3.500% 10/01/2026	182,966	189,238
FNMA 15YR 3.500% 10/01/2028	142,502	147,206
FNMA 15YR 3.500% 10/01/2029	192,687	199,281
FNMA 15YR 3.500% 11/01/2025	217,636	224,702
FNMA 15YR 3.500% 11/01/2026	382,331	394,743
FNMA 15YR 3.500% 11/01/2028	256,949	265,435
FNMA 15YR 3.500% 12/01/2028	160,459	165,725
FNMA 15YR 4.000% 01/01/2029	77,050	79,752
FNMA 15YR 4.000% 01/01/2029	77,050	79,752
FNMA 15YR 4.000% 01/01/2029	77,050	79,752
FNMA 15YR 4.000% 01/01/2029	77,050	79,752
FNMA 15YR 4.000% 11/01/2026	97,085	101,577
FNMA 15YR 4.500% 05/01/2024	39,118	41,262
FNMA 6M LIBOR ARM 2.889% 03/01/2034	32,731	31,998
FNMA 6M LIBOR ARM 2.915% 11/01/2032	6,308	6,452
FNMA 6M LIBOR ARM 3.005% 12/01/2032	25,749	27,103
FNMA 6M LIBOR ARM 3.047% 09/01/2035	64,606	67,929
FNMA 6M LIBOR ARM 3.206% 09/01/2036	4,028	4,179
FNMA 7/1 HYBRID ARM 3.375% 03/01/2036	10,295	10,462
FNMA 7/1 HYBRID ARM 3.403% 01/01/2034	14,050	14,512
FNMA MEGA 15YR REMIC-BACKED 3.500% 11/01/2025	307,260	317,234
FNMA_03-W11 4.525% 06/25/2033	326	341
FNMA_04-60 5.500% 04/25/2034	8,563	8,654
FHLMC_K007 4.224% 03/25/2020	370,000	383,195
FHLMC_K714 3.034% 10/25/2020	240,000	244,005
FNMA_11-16 3.500% 03/25/2026	4,313	4,321
FNMA_11-55 3.000% 07/25/2025	107,135	107,848

*	Indicates Party-in-interest

**	Cost information not required for participant-directed investments

***	The Self-Directed Brokerage Account includes Party-in-interest investment options 17

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2017

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value
Fully benefit-responsive investment contracts (continued) —

	FNMA_12-31 1.750% 10/25/2022	299,440	297,390
	GNMA_12-142 1.105% 05/16/2037	241,017	235,806
	GNMA_12-55 1.750% 08/16/2033	22,456	22,421
	GNMA_12-86 1.558% 04/16/2040	18,870	18,815
	GNMA_13-12 1.410% 10/16/2042	228,061	222,497
	GNMA_13-126 1.540% 04/16/2038	189,722	185,991
	GNMA_13-140 1.650% 02/16/2038	632,951	613,020
	GNMA_13-146 2.000% 08/16/2040	257,221	255,404
	GNMA_13-17 1.558% 10/16/2043	203,141	197,356
	GNMA_13-2 1.600% 12/16/2042	195,365	192,928
	GNMA_13-30 1.500% 05/16/2042	345,854	336,540
	GNMA_13-32 1.900% 01/16/2042	354,901	349,764
	GNMA_13-33 1.061% 07/16/2038	342,550	332,619
	GNMA_13-35 1.618% 02/16/2040	308,503	298,858
	GNMA_13-40 1.511% 10/16/2041	184,530	181,153
	GNMA_13-45 1.450% 10/16/2040	167,141	164,261
	GNMA_13-50 2.100% 06/16/2039	170,101	168,488
	GNMA_13-52 1.150% 06/16/2038	297,892	288,688
	GNMA_13-73 1.350% 01/16/2039	245,884	239,897
	GNMA_13-78 1.624% 07/16/2039	118,057	116,549
	GNMA_13-179 1.800% 07/16/2037	164,129	162,213
	GNMA_13-194 2.250% 05/16/2038	132,970	132,485
	GNMA_14-103 1.742% 06/16/2053	335,742	335,895
	GNMA_14-47 2.250% 08/16/2040	24,654	24,626
	GNMA_15-109 2.528% 02/16/2040	462,500	459,697
	GNMA_15-21 2.600% 11/16/2042	195,203	195,521
	GNMA_15-33 2.650% 02/16/2045	346,031	345,785
	GNMA_15-5 2.500% 11/16/2039	323,505	320,289
	GNMA_15-78 2.918% 06/16/2040	525,009	524,668
	Total fully benefit-responsive investment contracts		145,142,097

*	Loans to Participants
	Various Loans, 3.25% — 9.25% due through 2047		34,098,440
	Less: Deemed distributions		(379,566)
	Net participant loans		33,718,874

	Assets Held at End of Year per Form 5500		$2,039,122,443

*	Indicates Party-in-interest

**	Cost information not required for participant-directed investments

***	The Self-Directed Brokerage Account includes Party-in-interest investment options 18

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERIPRISE FINANCIAL, INC.
(Registrant)

Date:	June 27, 2018	By	/s/ Michelle Rudlong
Michelle Rudlong
Delegate
Employee Benefits Administration Committee

EXHIBIT INDEX

Exhibit        Description

23.1Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.